Filed Pursuant to Rule 433
                                                Registration File No. 333-137215

                                                               [GRAPHIC OMITTED]
                                                                   Hartford Life
                                                                 INCOMENOTES(sm)

For Individual Investors Seeking Investment
Opportunities in the Primary Fixed Income Market

ARE YOU AN INDIVIDUAL INVESTOR SEEKING COMPETITIVE RETURNS AND PORTFOLIO DIVERSITY IN THE PRIMARY FIXED INCOME MARKET? IF SO, YOU MAY WANT TO CONSIDER HARTFORD LIFE INCOMENOTES - PART OF THE BEAR STEARNS INCOMENOTES PROGRAM FAMILY.

Hartford Life IncomeNotes are senior, unsecured debt of Hartford Life Insurance Company. Structures include callable and non-callable fixed and floating rate notes including, CPI-linked notes. These investment grade short- to medium-term notes provide individual investors with the opportunities and service typically enjoyed only by large institutional investors.

PRICED AND DESIGNED FOR THE INDIVIDUAL INVESTOR

Hartford Life IncomeNotes offer straightforward rates and a variety of options to help you meet your portfolio diversification needs. Key features and advantages include:

 o INVESTMENT GRADE CREDIT QUALITY. Hartford Life IncomeNotes are expected to be rated AA- by Standard & Poor's and A1 by Moody's.

 o LOW MINIMUM INVESTMENTS. Invest as little as $1,000 initially, and in $1,000 increments thereafter.

 o FLEXIBLE PAYMENT OPTIONS. Hartford Life IncomeNotes coupons may be offered with monthly, quarterly, semi-annual or annual coupon payment dates, with fixed or floating interest payment options. A Pricing Supplement will provide complete details on the actual terms of an offering.

 o VARIETY OF MATURITIES. Hartford Life IncomeNotes may be available each week in a variety of structures and maturities. Terms of the offering are typically announced every Monday and remain available until the following Monday. (1)

 o SIMPLIFIED PURCHASING PROCESS. Hartford Life IncomeNotes are sold at par (i.e. no premium or discount) and settle with no accrued interest.

 o SURVIVOR'S OPTION. Should the beneficial owner die, IncomeNotes with a Survivor Option may be redeemable at par. Certain other limitations apply; please refer to the prospectus for complete details.

 o SUPERIOR EXECUTION. Managed by Bear, Stearns & Co. Inc., recognized industry-wide as a fixed income leader.

(1) The offering period may be shortened or extended or the offering may be withdrawn.


The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

www.bearstearns.com

IncomeNotes(sm) is a service mark of The Bear Stearns Companies Inc.

HARTFORD LIFE INSURANCE COMPANY: PART OF A LONG TRADITION OF INTEGRITY AND TRUST

When it comes to choosing a financial institution, you look for a company with integrity and a demonstrated track record of financial stability. After nearly 200 years in business, The Hartford and its member companies have earned a reputation for financial strength and stability, superior customer service and continued operational excellence.

The Hartford is The Hartford Financial Services Group, Inc. (NYSE: HIG), one of the largest investment and insurance companies based in the United States, with offices in Japan, Brazil, Ireland, England and the United States. The Hartford's subsidiaries include companies that issue its annuities; Hartford Life Insurance Company (Hartford Life) is one of those issuing companies.

Hartford Life is a premier provider of retirement savings, wealth creation and financial protection solutions and has received consistently high ratings from independent ratings agencies such as Standard & Poor's, Moody's, Fitch and A.M. Best. (2)

To learn more about The Hartford and its member companies, please visit our website at www.thehartford.com.

FOR ADDITIONAL INFORMATION

Hartford Life IncomeNotes are sold by prospectus only and are offered exclusively through a network of broker-dealers. To obtain a prospectus, or for more information, call your participating broker-dealer or visit www.bscincomenotes.com.

(2) Ratings apply to Hartford Life Insurance Company's ability to meet its obligations and not to any specific product.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

www.bearstearns.com

IncomeNotes(sm) is a service mark of The Bear Stearns Companies Inc.